Exhibit 12

TEXTRON FINANCIAL CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

Nine Months Ended
September 30, 2007

Income before income taxes	$174

FIXED CHARGES:
Interest on debt	298
Estimated interest portion of rents	2

Total fixed charges	300

Adjusted income	$474
Ratio of earnings to fixed charges(1)	1.58x

(1)	The ratio of earnings to fixed charges has been computed by dividing income before income taxes and fixed charges by fixed charges. Fixed charges consist of interest on debt and one-third rental expense as representative of interest portion of rentals.